SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
CenterPoint Energy, Inc.
(Name of Subject Company (issuer))
CenterPoint Energy, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person)
3.75% Convertible Senior Notes Due 2023
3.75% Convertible Senior Notes, Series B Due 2023
(Title of Class of Securities)
15189TAA5 and 15189TAC1
15189TAM9
(CUSIP Number of Class of Securities)
Rufus S. Scott
Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002
(713) 207-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Gerald M. Spedale
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$390,851,000	$15,360

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.75% Convertible Senior Notes due 2023 and the 3.75% Convertible Senior Notes, Series B due 2023, each as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 15, 2008, there was $390,851,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $390,851,000.

**	The amount of the filing fee equals $39.30 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO is filed by CenterPoint Energy, Inc., a Texas corporation (the “Company”), and relates to the Company’s offer to purchase the 3.75% Convertible Senior Notes due 2023 (the “Old Notes”) and the 3.75% Convertible Senior Notes, Series B due 2023 (the “New Notes” and, together with the Old Notes, the “Notes”) that were issued by the Company upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated April 17, 2008 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option Materials”).
     The Notes were issued pursuant to the Indenture dated as of May 19, 2003 (the “Original Indenture”) by and between the Company and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee (the “Trustee”), as amended and supplemented by Supplemental Indenture No. 1 dated as of May 19, 2003 (“Supplemental Indenture No. 1”), under which the Old Notes were issued, and Supplemental Indenture No. 6 dated as of August 23, 2005 (“Supplemental Indenture No. 6”), under which the New Notes were issued (such Original Indenture, as amended and supplemented by Supplemental Indenture No. 1 and Supplemental Indenture No. 6, the “Indenture”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Indenture.
     On April 16, 2008, the Company announced that it had called for redemption all of the outstanding Notes on May 30, 2008 (the “Redemption Date”). The redemption price will be $1,000 in cash plus accrued and unpaid interest, including contingent interest, if any, to the Redemption Date. The amount of regular interest that will be payable with respect to the Notes on the Redemption Date is $1.56 per $1,000 principal amount of Notes. Pursuant to the Indenture and the Notes, the amount of contingent interest that will be payable with respect to the Notes on the Redemption Date, if any, will be determined by reference to the average trading price of the Notes for the five business days ending on May 13, 2008 (the “Average Trading Price”). If the Average Trading Price equals or exceeds $1,200 per $1,000 principal amount of Notes, the amount of contingent interest payable for the six-month interest period ending November 14, 2008 will equal 0.25% of the Average Trading Price per $1,000 principal amount of Notes. The amount of contingent interest, if any, that will be payable with respect to the Notes on the Redemption Date will equal a pro rated portion of such six-month amount, as accrued to the Redemption Date.
     Holders of Notes at 5:00 p.m., New York City time, on May 1, 2008, the regular record date for the May 15, 2008 interest payment on the Notes, will receive interest in the amount of $18.75 per $1,000 principal amount of Notes payable on May 15, 2008. Notes surrendered for conversion by holders during the period from 5:00 p.m., New York City time, on May 1, 2008 to 9:00 a.m., New York City time, on May 15, 2008 must be accompanied by a payment of $18.75 per $1,000 principal amount of Notes surrendered for conversion, which amount equals the regular interest payment that the holder is to receive on such Notes. Holders that submit Notes for conversion after 9:00 a.m., New York City time, on May 15, 2008 need not submit any interest payment in connection with the conversion.
     The Old Notes are convertible into shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and the New Notes are convertible into cash or, at the Company’s option, a combination of cash and shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. With respect to the Old Notes, the Company will satisfy its conversion obligation by delivering a number of shares of Common Stock per $1,000 principal amount of Old Notes being converted equal to the conversion rate in effect on the date on which the holder satisfies the conversion requirements of the Indenture. With respect to the New Notes, the Company will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of New Notes being converted and the Company’s conversion obligation with respect to such New Notes, and by delivering shares of Common Stock to the extent that such conversion obligation exceeds the aggregate principal amount of New Notes being converted.
     The right of holders to surrender their Notes for purchase by the Company (which we refer to as the “Option”) will expire at 12:00 Midnight, New York City time, on Wednesday, May 14, 2008. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9
ITEM 10. Financial Statements
ITEM 11. Additional Information
ITEM 12. Exhibits
ITEM 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
Company Notice to the Holders
Form of Purchase Notice
Form of Notice of Withdrawal
Substitute Form W-9
Guidelines for Certification of TIN
Company Press Release
Company Press Release
Notice of Redemption

ITEMS 1 through 9.
     The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Option Materials. The Old Notes are convertible into shares of Common Stock and the New Notes are convertible into cash or, at the Company’s option, a combination of cash and shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 1111 Louisiana, Houston, Texas 77002. The Company’s telephone number at that address is (713) 207-1111.
     As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.
ITEM 10. Financial Statements.
     The Company believes that its financial condition is not material to a holder’s decision whether to exercise the Option because (1) the consideration being paid to holders surrendering Notes consists solely of cash, (2) the Option is not subject to any financing conditions, (3) the Option applies to all outstanding Notes and (4) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
ITEM 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.
     (b) Other Material Information. Not applicable.
ITEM 12. Exhibits.

(a)(1)(A)	—	Company Notice to the Holders of CenterPoint Energy, Inc. 3.75% Convertible Senior Notes due 2023 and 3.75% Convertible Senior Notes, Series B due 2023, dated April 17, 2008.

(a)(1)(B)	—	Form of Purchase Notice.

(a)(1)(C)	—	Form of Notice of Withdrawal.

(a)(1)(D)	—	Substitute Form W-9.

(a)(1)(E)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	—	The description of the Old Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus dated December 4, 2003 (incorporated by reference to the Company’s prospectus dated December 4, 2003, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (File No. 333-110348)).

(a)(1)(G)	—	The description of the New Notes and the Indenture set forth under the caption “Description of the New Notes” in the Company’s prospectus dated July 19, 2005 (incorporated by reference to the Company’s prospectus dated July 19, 2005, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (File No. 333-123182)).

(a)(5)(A)	—	Company Press Release dated April 16, 2008.

(a)(5)(B)	—	Company Press Release dated April 17, 2008.

(a)(5)(C)	—	Notice of Redemption.

(b)	—	$1,200,000,000 Second Amended and Restated Credit Agreement dated as of June 29, 2007, among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.3 to the Company’s Form 10-Q for the quarter ended June 30, 2007).

(d)(1)	—	Indenture, dated as of May 19, 2003, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(2)	—	Supplemental Indenture No. 1 dated as of May 19, 2003 between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(3)	—	Supplemental Indenture No. 6, dated as of August 23, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4(g)(7) to the Company’s Form 10-K for the year ended December 31, 2005).

(g)	—	Not applicable.

(h)	—	Not applicable.
ITEM 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 17, 2008

CENTERPOINT ENERGY, INC.
By:	/s/ Walter L. Fitzgerald
Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

(a)(1)(A)	—	Company Notice to the Holders of CenterPoint Energy, Inc. 3.75% Convertible Senior Notes due 2023 and 3.75% Convertible Senior Notes, Series B due 2023, dated April 17, 2008.

(a)(1)(B)	—	Form of Purchase Notice.

(a)(1)(C)	—	Form of Notice of Withdrawal.

(a)(1)(D)	—	Substitute Form W-9.

(a)(1)(E)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	—	The description of the Old Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus dated December 4, 2003 (incorporated by reference to the Company’s prospectus dated December 4, 2003, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (File No. 333-110348)).

(a)(1)(G)	—	The description of the New Notes and the Indenture set forth under the caption “Description of the New Notes” in the Company’s prospectus dated July 19, 2005 (incorporated by reference to the Company’s prospectus dated July 19, 2005, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (File No. 333-123182)).

(a)(5)(A)	—	Company Press Release dated April 16, 2008.

(a)(5)(B)	—	Company Press Release dated April 17, 2008.

(a)(5)(C)	—	Notice of Redemption.

(b)	—	$1,200,000,000 Second Amended and Restated Credit Agreement dated as of June 29, 2007, among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.3 to the Company’s Form 10-Q for the quarter ended June 30, 2007).

(d)(1)	—	Indenture, dated as of May 19, 2003, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(2)	—	Supplemental Indenture No. 1 dated as of May 19, 2003 between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(3)	—	Supplemental Indenture No. 6, dated as of August 23, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4(g)(7) to the Company’s Form 10-K for the year ended December 31, 2005).

(g)	—	Not applicable.

(h)	—	Not applicable.